AGREEMENT AND GENERAL RELEASE OF CLAIMS

This Agreement and General Release of Claims (the "Agreement") is made this 27th day of March, 2006 between Pepco Holdings Inc., including, unless the context clearly otherwise requires, its subsidiaries and affiliates (together, "PHI" or the "Company") and Dr. Eddie R. Mayberry ("Dr. Mayberry").

WHEREAS, during discussions with Dr. Mayberry, he has indicated that he desires to terminate his employment with and retire from the Company effective April 1, 2006;

WHEREAS, Dr. Mayberry entered into an Employment Agreement with the Company as of August 1, 2002 for a three year period, which Employment Agreement was automatically extended for an additional three year period (the "Employment Agreement");

WHEREAS, the parties have agreed that Dr. Mayberry termination of employment effective April 1, 2006 shall constitute a termination other than for Cause under the Employment Agreement;

NOW, THEREFORE, in consideration of the mutual promises set forth below, and intending to be legally bound, the parties hereto agree as follows:

1.   Dr. Mayberry shall retire from the Company on April 1, 2006 under the terms of the tax-qualified retirement plan generally applicable to Pepco heritage employees. It is understood that this is an amicable separation, and any oral or written communications made by Dr. Mayberry and PHI shall be consistent with an amicable separation. During the period between the date of this Agreement and the termination of Dr. Mayberry' employment, the Company shall continue to employ Dr. Mayberry under the following terms and conditions:

a.   Dr. Mayberry shall remain an officer of Pepco Holdings, Inc.;

b.   The Company shall not reduce Dr. Mayberry' annual salary, incentives, and benefits prior to his retirement;

c.   For his part, Dr. Mayberry agrees to devote substantially all his time and attention to the matters for which he is suited by training and experience reasonably assigned to him by Dennis R. Wraase, PHI Chairman of the Board and President; and

d. Dr. Mayberry shall also assist and support the Company in transferring his responsibilities to one or more Company employees designated by Mr. Wraase.

2. Provided that upon his termination from employment with PHI as agreed herein, Dr. Mayberry immediately executes the General Release of Claims substantially in the form attached hereto as Attachment A, without revocation, the Company shall provide to Dr. Mayberry the following:

a. Dr. Mayberry shall receive the benefits to which he would have been entitled under Sections 5 (a) and 5 (b) of the Employment Agreement if his termination of employment were other than for Cause under the Employment Agreement. Such payments provided for herein shall be made as soon as practicable, but in no event later than March 15, 2007.

b. Dr. Mayberry shall also be provided the following benefits:

1) As an inducement for Dr. Mayberry to enter into the Non-Competition, Non-Solicitation and Confidentiality Agreement which Dr. Mayberry and the Company have signed as in the best interests of both parties, Dr. Mayberry shall also be paid an additional amount of one years' salary determined as of Dr. Mayberry's retirement date. Such payments provided for herein shall be made as soon as practicable, but in no event later than March 15, 2007.

2) For a period of two years from the date of this Agreement, Dr. Mayberry shall be provided the services of a financial advisor under the same terms and conditions as similarly situated executives who remain in active employment with the Company;

3) For a period of two years from the date of this Agreement, Dr. Mayberry shall be provided the services of a tax preparer under the same terms and conditions as similarly situated executives who remain in active employment with the Company;

4) The Company further agrees to transfer ownership to Dr. Mayberry of various incidental items, including his cellular telephone, calculators and any other miscellaneous Company property which the Company's Chairman and President authorizes to be retained by Dr. Mayberry.

c. In addition to the payments and other benefits described herein, upon his termination, Dr. Mayberry shall receive any other benefits to which he is entitled under any other applicable welfare, savings, and deferred compensation plans, including benefits under the Retiree Medical Plan and the long-term and annual incentive plans, and under any other plan in which he currently

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participates, as would be available to any similarly situated terminated and retired Company executives, all in accordance with the terms of the plans.

3.   It is understood that the payments and benefits specifically referred to in this Agreement are in lieu of and replace any other payments or other benefits otherwise payable to Dr. Mayberry under any severance program for which Dr. Mayberry may have been eligible, including any additional payments under the Employment Agreement and such Employment Agreement is superseded and will have no further force and effect, except that Section 5 (d) of Dr. Mayberry's Employment Agreement shall apply to the provisions of this Agreement relating to payments and benefits due to Dr. Mayberry and for that purpose is incorporated herein.

4.   Dr. Mayberry, on behalf of himself and his heirs, agents, attorneys, and assigns, hereby releases and discharges forever all claims and causes of action that have arisen or might have arisen at any time up to and including the date of this Agreement (whether known or unknown, accrued or contingent, liquidated or unliquidated) that he now has or may have against the Company, and any or all of its current or former subsidiaries and/or affiliated entities, and their officers, directors, employees, representatives, agents, attorneys, successors and assigns, including, without any limitation on the general nature of the foregoing release, any claims relating to his employment with the Company; any claims arising under any federal, state, District of Columbia, or local law relating to discrimination on account of race, color, religion, sex, national origin, age, disability, marital status, or other illegal basis; any claims for attorneys' fees; and any claims relating to his employment with or retirement from the Company. Dr. Mayberry agrees not to sue, or otherwise institute or cause to be instituted or in any way voluntarily participate in or assist in the prosecution of (whether as an individual or class representative) any complaints or charges against any persons or entities released herein in any federal, state, District of Columbia, local, or other court administrative agency or other forum concerning any claims released herein, and Dr. Mayberry specifically represents that no such complaints or charges by his are pending. Dr. Mayberry warrants that this is a general release and warrants that there has been no assignment or transfer of any claims covered hereby.

5.   With respect to the general release in Paragraph 4 hereof, Dr. Mayberry agrees and understands that he is specifically releasing all claims under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq. He further understands that he has at least twenty-one (21) days to consider the release of such claims; that if he signs this Agreement, he may revoke it within seven (7) days after signing; and that this Agreement shall not be enforceable until the seven-day revocation period has expired without revocation. He expressly agrees that, if he revokes this release during the revocation period and has received any benefits during the revocation period, all such benefits will be rescinded and, to the extent practicable, will be returnable to the Company. Revocation can be made by delivering a written notice of revocation to Dennis R. Wraase, Chairman of the Board and President, Pepco Holdings, Inc., 701

Ninth Street, N.W., Washington, D.C. 20068. For such revocation to be effective, notice must be received no later than 5:00 p.m. on the seventh calendar day after Dr. Mayberry signs this Agreement. If Dr. Mayberry revokes the Agreement as set forth herein, Dr. Mayberry acknowledges that his employment shall terminate and he shall not be reinstated.

6. Dr. Mayberry recognizes that PHI must maintain continued harmonious relationships with the public and the business community. Dr. Mayberry therefore agrees not to malign or otherwise make statements critical of PHI, its successors, subsidiaries or affiliates, or their officers, directors, agents and employees, to any person or entity. Dr. Mayberry specifically agrees not to state or suggest to any person or entity that PHI, its successors, subsidiaries or affiliates, or their officers, directors, agents or employees, have not treated him in a fair and equitable manner.

7. Dr. Mayberry will return any PHI property and documents in his possession or control to PHI on or before his retirement date, unless PHI's Chairman and President agrees to allow Dr. Mayberry to retain certain PHI property. Following his retirement, Dr. Mayberry will not disclose to others any confidential or proprietary information he received during his employment concerning PHI.

8. By making this Agreement, PHI does not admit any liability to Dr. Mayberry.

9. This is the whole Agreement between Dr. Mayberry and the Company. Dr. Mayberry and the Company acknowledge that they are not relying on any promises or oral or written statements or representations other than those in this Agreement.

10. Dr. Mayberry agrees to keep the terms, amount and fact of this Agreement completely confidential, and that he will not disclose any information concerning this Agreement, other than the fact that he has voluntarily retired from his employment with the Company, to anyone other than his immediate family, tax and/or other financial advisors and his lawyer(s), who will be bound by the confidentiality clause, or as may be required by law or as agreed to by the parties.

11. Dr. Mayberry agrees that PHI's obligation to make any payments to him pursuant to this Agreement is contingent upon Dr. Mayberry fulfilling his obligations under this Agreement. The parties agree that any breach of the terms of this Agreement shall entitle the aggrieved party to sue thereon in any court of competent jurisdiction and upon proof of such breach to recover payments made herein, other monetary damages, attorneys' fees and costs. The parties agree that neither the waiver by any party of a breach of or a default under any of the provisions of the Agreement, nor the failure of any party, on one or more occasions, to enforce any of the provisions of the Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any provisions, rights or privileges hereunder.

12.   Dr. Mayberry affirms that he has read this Agreement in its entirety, has had a full and fair opportunity to consider and understand its terms, and has been advised to consult with counsel of his choice at his expense. Dr. Mayberry further acknowledges that he has, of his own free will, agreed to the terms hereof.

13.   This Agreement may not be changed after its execution unless the changes are made in writing and signed by both parties.

14.   This Agreement shall be binding upon the parties and any successors thereto.

15.   This Agreement shall be governed by and construed in accordance with the laws of the District of Columbia.

/s/ E. R. MAYBERRY   /s/ D. R. WRAASE
Eddie R. Mayberry   Dennis R. Wraase
                                             Chairman, President and Chief
                                                  Executive Officer
                                             Pepco Holdings, Inc.

Date: March 27, 2006   Date: March 27, 2006

ELECTION TO EXECUTE PRIOR TO EXPIRATION OF
TWENTY-ONE DAY CONSIDERATION PERIOD

I, Eddie R. Mayberry, understand that I have at least twenty-one (21) days

within which to consider and execute the foregoing Separation Agreement and General

Release of Claims. However, after having an opportunity to consult counsel, I have

freely and voluntarily elected to execute the Agreement before the twenty-one (21) day

period has expired.

March 27, 2006   /s/ E. R. MAYBERRY
Date   Eddie R. Mayberry

RELEASE OF CLAIMS

I, Eddie R. Mayberry, in consideration of the mutual promises set forth in that certain Separation Agreement and General Release of Claims (the "Agreement") executed by me and Pepco Holdings Inc. ("PHI" or the "Company") on March 27, 2006, including the payments and benefits set forth in Paragraph 2, thereof, and intending to be legally bound, hereby agree as follows:

I, on behalf of myself and my heirs, agents, attorneys, and assigns hereby release and discharge forever all claims and causes of action that have arisen or might have arisen at any time up to and including the date of this Release of Claims (whether known or unknown, accrued or contingent, liquidated or unliquidated) that I now have or may have against the Company, and any or all of its successors, current or former subsidiaries and/or affiliated entities and their officers, directors, employees, representatives, agents, attorneys, successors and assigns, including, without any limitation on the general nature of the foregoing release, any claims relating to my employment with the Company or any of its subsidiaries or successors; any claims arising under any federal, state, District of Columbia, or local law relating to discrimination on account of race, color, religion, sex, national origin, age, disability, marital status, or other illegal basis; any claims for attorneys' fees; and any claims relating to my employment with or retirement from the Company. I agree not to sue, or otherwise institute or cause to be instituted or in any way voluntarily participate in or assist in the prosecution of (whether as an individual or class representative) any complaints or charges against any persons or entities released herein in any federal, state, District of Columbia, local, or other court administrative agency or other forum concerning any claims released herein, and I specifically represent that no such complaints or charges by me are pending. I warrant that this is a general release and warrant that there has been no assignment or transfer of any claims covered hereby.

With respect to the general release herein, I agree and understand that I am specifically releasing all claims under the Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq. I further understand that I have at least twenty-one (21) days to consider the release of such claims; that if I sign this Agreement, I may revoke it within seven (7) days after signing; and that this Agreement shall not be enforceable until the seven-day revocation period has expired without revocation. I expressly agree that, if I revoke this release during the revocation period and have received any benefits during the revocation period, all such benefits will be rescinded and, to the extent practicable, will be returnable to Pepco Holdings, Inc., or its successor. Revocation can be made by delivering a written notice of revocation to Dennis R. Wraase, Chairman and President, Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068. For such revocation to be effective, notice must be received no later than 5:00 p.m. on the seventh calendar day after I sign this Agreement. If I revoke the Agreement as set forth herein, I acknowledge that my employment shall be terminated and shall not be reinstated.

I affirm that I have read this Agreement in its entirety, have had a full and fair opportunity to consider and understand its terms, and have been advised to consult with counsel of my choice at my expense. I further acknowledge that I have, of my own free will, agreed to the terms hereof.

| April 7, 2006 | /s/ E. R. MAYBERRY |
| Date | Eddie R. Mayberry |

ELECTION TO EXECUTE PRIOR TO EXPIRATION OF
TWENTY-ONE DAY CONSIDERATION PERIOD

I, Eddie R. Mayberry, understand that I have at least twenty-one (21) days within which to consider and execute the foregoing Release of Claims. However, after having an opportunity to consult counsel, I have freely and voluntarily elected to execute the Release before the twenty-one (21) day period has expired.

| April 7, 2006 | /s/ E. R. MAYBERRY |
| Date | Eddie R. Mayberry |